NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 30, 2026, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 14, 2026 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The reorganization of Voya Asia Pacific High Dividend Equity Income Fund and Voya Emerging Markets High Income Dividend Equity Fund became effective on October 16, 2026. Each Common Shares of Beneficial Interest of the Voya Asia Pacific High Dividend Equity Income Fund were exchanged for a number of Class W shares of the Voya Multi-Manager Emerging Markets Equity Fund having an aggregate net asset value equal to the aggregate net asset value of the shares of the relevant Target Fund held by as of the close of business on the Closing Date. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 14, 2026.